UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:     [X] Form 20-F    [    ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [    ] Yes    [X] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Appointment of Officers

Edward P. Swift has joined CDC Corporation (the “Company”) as Senior Vice President and General Counsel.

Derik Reynecke has joined the Company as Senior Vice President, Corporate Finance and Chief Financial Officer of CDC Global Services.

Sunshine Mills Litigation

Post-Judgment Motions and Appeal

On January 6, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, filed certain motions in the Franklin County Circuit Court of the State of Alabama (the “Court”) with respect to the adverse verdict returned by a jury on December 3, 2010, in litigation between Ross and Sunshine Mills, Inc. (“Sunshine Mills”) that was initiated in April of 2008 (the “Sunshine Matter”).

Ross’ motions included: (i) a renewed motion for judgment as a matter of law, challenging the satisfaction of certain elements of plaintiff’s case at trial; (ii) a motion for remitter and Hammond Hearing, challenging the jury’s verdict and requesting an evidentiary hearing and review of the punitive damages award; and (iii) a motion to stay execution of the judgment pending resolution of the post-trial motions and/or pending any necessary appeal (collectively, the “Post-Judgment Motions”). The Court heard arguments on the Post-Judgment Motions on February 23, 2011.

On April 7, 2011, the Court denied the Post-Judgment Motions. Ross plans to file additional motions to challenge and appeal this judgment.

The parties are scheduled to participate in appellate mediation on April 26, 2011.

Intellectual Property Infringement Suit

On February 10, 2011, Ross initiated a lawsuit against Sunshine Mills alleging copyright infringement and misappropriation of trade secrets based on Sunshine Mills’ continued use of Ross’ proprietary software without an existing valid agreement permitting such use (the “Sunshine IP Suit”). The complaint seeks recovery of general, special, actual and statutory damages as well as attorneys’ fees, recovery of the profits obtained from Sunshine Mills’ use of Ross’ software and such other and additional relief as the court may find just and proper. Ross is also seeking a declaratory judgment and preliminary and permanent injunctive relief.

On April 4, 2011, Ross filed a motion for preliminary injunction in the United States District Court for the Northern District of Georgia (Atlanta Division) seeking to enjoin Sunshine Mills from continuing to use the Ross software. No hearing date has been set for this motion.

New Sunshine Mills Lawsuit

On April 4, 2011, Sunshine Mills filed a suit in the Franklin County, Alabama Circuit Court against Ross, CDC Software, Inc., CDC Software Corporation and Ross’ President, Sherri Rodriguez: (i) seeking to hold CDC Software, Inc. and CDC Software Corporation, as parent corporations, responsible for satisfying the judgment obtained by Sunshine Mills against Ross; (ii) alleging libel and slander with respect to certain comments made by Ms. Rodriguez relating to Sunshine Mills’ continued use of the Ross ERP system; and (iii) alleging that Ross’ filing of the Sunshine IP Suit constituted abuse of process (the “New Sunshine Matter”).

Sunshine Mills is seeking compensatory damages, punitive damages, attorney’s fees, interest and costs in an unspecified amount, in the New Sunshine Matter.

CDC Software Corporation, its affiliates and Ross intend to vigorously defend this matter.

Exhibit	Description

1.01	Press release dated April 4, 2011 CDC Global Services Names New Executive to Expand its Offshore Development Center Operations

1.02	Press release dated April 7, 2011 CDC Games Extends Contract with MGame to Operate Yulgang in China

1.03	Press release dated April 13, 2011 CDC Corporation’s China.com Subsidiary Expects to Realize Significant Gains from Private Equity Fund Investment

1.04	Press release dated April 14, 2011 CDC Global Services and Zhangzhou Development Zone Plan to Invest in High-Tech Food Processing Park

1.05	Press release dated April 15, 2011 CDC Corporation to Hold Fourth Quarter 2010 Earnings Call on April 21, 2011 at 8:30 A.M. EDT

1.06	Press release dated April 19, 2011 CDC Global Services to Co-Sponsor Food & Beverage IT Conference on May 26, 2011 in Emerging Growth Region in China

1.07	Press release dated April 21, 2011 CDC Corporation Fourth Quarter 2010 Operating Cash Flow Up 65 Percent from Fourth Quarter 2009

1.08	Powerpoint presentation dated April 21, 2011 Financial Results for Q4 2010 and Full Year 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2011

CDC CORPORATION

By: /s/ Donald L. Novajosky
Name: Donald L. Novajosky
Title: Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated April 4, 2011 CDC Global Services Names New Executive to Expand its Offshore Development Center Operations

1.02	Press release dated April 7, 2011 CDC Games Extends Contract with MGame to Operate Yulgang in China

1.03	Press release dated April 13, 2011 CDC Corporation’s China.com Subsidiary Expects to Realize Significant Gains from Private Equity Fund Investment

1.04	Press release dated April 14, 2011 CDC Global Services and Zhangzhou Development Zone Plan to Invest in High-Tech Food Processing Park

1.05	Press release dated April 15, 2011 CDC Corporation to Hold Fourth Quarter 2010 Earnings Call on April 21, 2011 at 8:30 A.M. EDT

1.06	Press release dated April 19, 2011 CDC Global Services to Co-Sponsor Food & Beverage IT Conference on May 26, 2011 in Emerging Growth Region in China

1.07	Press release dated April 21, 2011 CDC Corporation Fourth Quarter 2010 Operating Cash Flow Up 65 Percent from Fourth Quarter 2009

1.08	Powerpoint presentation dated April 21, 2011 Financial Results for Q4 2010 and Full Year 2010